Environmental Award to Volvo Powertrain in North America

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 24, 2006--Volvo (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) Powertrain in North America has received an award from the organization "Businesses for the Bay" for its major commitment to environmental issues. The company delivers engines to Mack Trucks and Volvo Trucks in North America.

The "Businesses for the Bay" organization works with protecting and preserving the environment around Chesapeake Bay. Volvo received the award for "Outstanding Achievement for Pollution Prevention at a Large Facility."

Volvo Powertrain in Hagerstown, Maryland has compiled a number of different measures to contribute to sustained development in the environmental area. Among other actions, it has installed a heating system in which non-fossil fuels can also be used. Wastewater from the production processes is cleaned and recycled in the plant, for example, as cooling water. In addition, lighting has been updated with more efficient lamps and the insulation for the building replaced with more modern material.

"Volvo works intensely with the environment and environmental care," says Sten-Ake Aronsson, President of Volvo Powertrain North America. "We are very proud to receive this award from 'Businesses for the Bay.' It attests that the daily efforts we make to reduce environmental consequences are appreciated. We will continue to find solutions that in various ways create an as environmentally sound facility as possible and to remain leaders in the environmental area in our industry."

The organization also points out that Volvo Powertrain develops clean diesel engines and furthermore is heavily committed with regard to alternative fuels.

The Volvo Group works very active with environmental issues and in the autumn of 2005 Volvo decided to make Volvo Trucks' plant in Tuve, Goteborg, Sweden the world's first carbon-dioxide-free automotive factory. Volvo Trucks' plants in Umea, Sweden and Gent, Belgium, will also become carbon-dioxide-free and the Volvo Group's ambition is to make even more of its production facilities carbon-dioxide-free.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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